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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

(Amendment No. 5—Final Amendment)

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

LNR Property Corporation
(Name of the Issuer)

LNR Property Holdings Ltd. (f/k/a Riley Property	Stuart A. Miller
Holdings LLC)	Jeffrey P. Krasnoff
Stuart A. Miller Irrevocable Trust U/A 10/6/94	Ronald E. Schrager
MFA Limited Partnership	Robert B. Cherry
The Miller Charitable Fund, L.P.	David O. Team
CB Riley Investor L.P. (f/k/a CB Riley Investor LLC)	Mark A. Griffith
Cerberus Capital Management, L.P.	LNR Property Corporation
(Names of Person(s) Filing Statement)

Common stock, par value $0.10 per share

Class B common stock, par value $0.10 per share
(Title of Class of Securities)

501940100

(CUSIP Number of Class of Securities)

Zena M. Dickstein,
Sectretary

LNR Property Corporation
1601 Washington Ave., Suite 800
Miami Beach, FL 33139
Telephone: (305) 695-5500

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

André Weiss	David W. Bernstein
Schulte Roth & Zabel LLP	Clifford Chance US LLP
919 Third Avenue	31 W. 52nd St.
New York, New York 10022	New York, New York 10019
Telephone: (212) 756-2000	Telephone: (212) 878-8000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
c.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$1,950,365,718	$247,111

•
For purposes of calculating the filing fee only, the transaction valuation was based upon the product of .00012670 and the sum of (1) the proposed aggregate cash payment of $1,886,193,466 for 20,122,883 shares of common stock and 9,769,248 shares of Class B common stock of the Registrant at $63.10 per share and (2) the proposed aggregate cash payment of $64,172,252 to be paid to (a) persons holding options to acquire a total of 1,877,085 shares of common stock of the Registrant and (b) senior executive officers having the right (and obligation) to purchase a total of 143,572 shares of common stock of the Registrant pursuant to stock purchase agreements. The filing fee is equal to $247,111.

☐
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$247,111	Filing Party:	LNR Property Corporation
Form or Registration No.:	Schedule 14A	Date Filed:	October 14, 2004

Introduction

        This Amendment No. 5 (this "Amendment") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the "Schedule 13E-3") is being filed by LNR Property Holdings Ltd. (formerly "Riley Property Holdings LLC") ("Holdings"), Riley Acquisition Sub Corp. ("Acquisition"), CB Riley Investor L.P. (formerly "CB Riley Investor LLC"), Cerberus Capital Management, L.P., Stuart A. Miller, Jeffrey P. Krasnoff, Ronald E. Schrager, Robert B. Cherry, David O. Team, Mark A. Griffith, Stuart A. Miller Irrevocable Trust U/A 10/6/94, MFA Limited Partnership and The Miller Charitable Fund, L.P. and LNR Property Corporation ("LNR" and together with the other filing persons, the "Filing Persons").

        This Final Amendment relates to the merger (the "Merger") of Acquisition with and into LNR, pursuant to the Plan and Agreement of Merger, dated as of August 29, 2004 (the "Merger Agreement"), by and among LNR, Acquisition and Holdings. Acquisition which was a party to the Merger Agreement and a filing person to the original Schedule 13E-3 and the prior amendments related to this transaction, is not a filing party of this Final Amendment because it was merged into LNR in the Merger.

        As a result of the Merger, (i) LNR, has become an indirect wholly owned subsidiary of Holdings, (ii) each issued and outstanding share of LNR common stock and Class B common stock, other than shares held by any holders who properly demand appraisal rights under Delaware law, has been cancelled and converted into the right to receive a cash payment per share, without interest, of $63.10, (iii) each outstanding option to purchase LNR common stock, whether vested or unvested, has been cancelled and converted into the right to receive a cash payment for each cancelled option equal to the product of (1) the number of shares of LNR common stock subject to option and (2) the excess, if any, of $63.10 over the exercise price per share subject to such option, and (iv) Acquisition has ceased to exist.

        The purpose of this Final Amendment is to (i) report that the Merger Agreement was formally adopted by the LNR shareholders at a Special Meeting held on January 31, 2005 (the "Special Meeting") and (ii) report that on February [    ], 2005, the closing of the transactions contemplated by the Merger Agreement was completed.

        The terms and conditions of the Merger Agreement are described in the definitive proxy statement (the "Proxy Statement") of LNR, dated August 29, 2004 as filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1). The information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement.

        The information contained in this Schedule 13E-3 and the Proxy Statement concerning each Filing Person was supplied by such Filing Person and no other Filing Person takes responsibility for the accuracy of such information.

ITEM 1.	Exhibits.
(a)(1)	Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 3, 2005 (incorporated herein by reference).
(a)(2)	Press Release issued by LNR Property Corporation on August 29, 2004 (incorporated herein by reference to Schedule DEFA14A filed by LNR Property Corporation on August 31, 2004).
(b)(1)
Financing Commitment Letter of Deutsche Bank AG, Deutsche Bank Securities Inc. and Goldman Sachs Mortgage Company, dated September 21, 2004 (incorporated herein by reference to Exhibit (b)(1) to Schedule 13E-3 dated October 14, 2004).

(b)(2)	Mezzanine Financing Commitment letter of Madeleine L.L.C., dated August 29, 2004 (incorporated herein by reference to Exhibit (b)(2) to Schedule 13E-3 dated October 14, 2004).
(c)(1)	Opinion of Greenhill & Co. Inc., dated August 27, 2004 (incorporated herein by reference to Appendix B to the Proxy Statement).
(c)(2)
Materials presented by Greenhill & Co. Inc., dated August 27, 2004, to the Board of Directors of LNR Property Corporation (incorporated herein by reference to Exhibit (c)(2) to Schedule 13E-3 dated October 14, 2004).
(c)(3)
Materials presented by Greenhill & Co. Inc., dated August 24, 2004, to the Special Committee of the Board of Directors of LNR Property Corporation (incorporated herein by reference to Exhibit (c)(3) to Schedule 13E-3 dated December 27, 2004).
(c)(4)
Materials presented by Greenhill & Co. Inc., dated June 9, 2004, to the Board of Directors of LNR Property Corporation (incorporated herein by reference to Exhibit (c)(4) to Schedule 13E-3 dated December 27, 2004).
(c)(5)
Materials presented by Greenhill & Co. Inc., dated June 3, 2004, to the Special Committee of the Board of Directors of LNR Property Corporation (incorporated herein by reference to Exhibit (c)(5) to Schedule 13E-3 dated December 27, 2004).
(c)(6)
Materials presented by Greenhill & Co. Inc., dated May 28, 2004, to the Special Committee of the Board of Directors of LNR Property Corporation (incorporated herein by reference to Exhibit (c)(6) to Schedule 13E-3 dated December 27, 2004).
(c)(7)
Materials presented by Greenhill & Co. Inc., dated May 17, 2004, to the Special Committee of the Board of Directors of LNR Property Corporation (incorporated herein by reference to Exhibit (c)(7) to Schedule 13E-3 dated December 27, 2004).
(c)(8)
Materials presented by Greenhill & Co. Inc., dated April 21, 2004, to the Board of Directors of LNR Property Corporation (incorporated herein by reference to Exhibit (c)(8) to Schedule 13E-3 dated December 27, 2004).
(d)(1)
Plan and Agreement of Merger, dated as of August 29, 2004, by and among LNR Property Corporation, Riley Property Holdings LLC and Riley Acquisition Sub Corp. (incorporated herein by reference to Appendix A to the Proxy Statement).
(d)(2)
Voting Agreement, dated as of August 29, 2004, by and among Riley Property Holdings LLC, LNR Property Corporation and certain stockholders of LNR Property Corporation identified therein (incorporated herein by reference to Exhibit 99.2 to the Form 8-K filed by LNR Property Corporation on September 1, 2004.)
(d)(3)
Change in Control Agreement, dated April 22, 2004, by and between LNR Property Corporation and Stuart A. Miller (incorporated herein by reference to Exhibit 10.1 to the Schedule 10-Q filed by LNR Property Corporation on July 15, 2004).
(d)(4)
Change in Control Agreement, dated April 22, 2004, by and between LNR Property Corporation Property Corporation and Jeffrey P. Krasnoff (incorporated herein by reference to Exhibit 10.2 to the Schedule 10-Q filed by LNR on July 15, 2004).
(d)(5)
Change in Control Agreement, dated April 22, 2004, by and between LNR Property Corporation Property Corporation and Ronald E. Schrager (incorporated herein by reference to Exhibit 10.3 to the Schedule 10-Q filed by LNR Property Corporation on July 15, 2004).

(d)(6)
Change in Control Agreement, dated April 22, 2004, by and between LNR Property Corporation Property Corporation and Robert B. Cherry (incorporated herein by reference to Exhibit 10.4 to the Schedule 10-Q filed by LNR Property Corporation on July 15, 2004).
(d)(7)
Change in Control Agreement, dated April 22, 2004, by and between LNR Property Corporation and Shelly Rubin (incorporated herein by reference to Exhibit 10.5 to the Schedule 10-Q filed by LNR Property Corporation on July 15, 2004).
(d)(8)
Change in Control Agreement, dated April 22, 2004, by and between LNR Property Corporation and Mark A. Griffith (incorporated herein by reference to Exhibit 10.6 to the Schedule 10-Q filed by LNR Property Corporation on July 15, 2004).
(d)(9)
Change in Control Agreement, dated April 22, 2004, by and between LNR Property Corporation and David O. Team (incorporated herein by reference to Exhibit 10.7 to the Schedule 10-Q filed by LNR Property Corporation on July 15, 2004).
(d)(10)
Equity Commitment Letter of Cerberus Capital Management, L.P. and Cerberus Capital Management II, L.P., dated August 29, 2004 (incorporated herein by reference to Exhibit 3 to Schedule 13D filed by Riley Property Holdings LLC on September 9, 2004)
(d)(11)
Equity Commitment Letter of Stuart A. Miller, The LM Stuart Miller Irrevocable Trust u/a 10/6/94, MFA Limited Partnership and The Miller Charitable Fund, L.P., dated August 29, 2004 (incorporated herein by reference to Exhibit (d)(11) to Schedule 13E-3 dated October 14, 2004).
(d)(12)	Equity Commitment Letter of Jeffrey P. Krasnoff, dated August 29, 2004 (incorporated herein by reference to Exhibit (d)(12) to Schedule 13E-3 dated October 14, 2004).
(d)(13)	Equity Commitment Letter of Robert B. Cherry, dated August 29, 2004 (incorporated herein by reference to Exhibit (d)(13) to Schedule 13E-3 dated October 14, 2004).
(d)(14)	Equity Commitment Letter of Ronald E. Schrager, dated August 29, 2004 (incorporated herein by reference to Exhibit (d)(14) to Schedule 13E-3 dated October 14, 2004).
(d)(15)	Equity Commitment Letter of David O. Team, dated August 29, 2004 (incorporated herein by reference to Exhibit (d)(15) to Schedule 13E-3 dated October 14, 2004).
(d)(16)	Equity Commitment Letter of Mark A. Griffith, dated August 29, 2004 (incorporated herein by reference to Exhibit (d)(16) to Schedule 13E-3 dated October 14, 2004).
(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to the Proxy Statement).
(g)	None.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CB Riley Investor L.P
By: CB Riley Investor GP LLC, its General Partner
By:	/s/ RONALD KRAVIT Name: Ronald Kravit Title: Managing Director
LNR Property Holdings Ltd.
By:	/s/ RONALD KRAVIT Name: Ronald Kravit Title: Chairman
Riley Acquisition Sub Corp.
By:	/s/ RONALD KRAVIT Name: Ronald Kravit Title: President
Cerberus Capital Management, L.P.
By:	/s/ LENARD TESSLER Name: Lenard Tessler Title: Managing Director
Stuart A. Miller Irrevocable Trust U/A 10/6/94
By:	/s/ STUART A. MILLER Name: Stuart A. Miller Title: Trustee

MFA Limited Partnership
By: LMM Family Corp., its General Partner
By:	/s/ STUART A. MILLER Name: Stuart A. Miller Title: President
The Miller Charitable Fund, L.P.
By: LMM Family Corp., its Sole General Partner
By:	/s/ STUART A. MILLER Name: Stuart A. Miller Title: President
By:	/s/ STUART A. MILLER Name: Stuart A. Miller
By:	/s/ JEFFREY P. KRASNOFF Name: Jeffrey P. Krasnoff
By:	/s/ RONALD E. SCHRAGER Name: Ronald E. Schrager
By:	/s/ ROBERT B. CHERRY Name: Robert B. Cherry
By:	/s/ DAVID O. TEAM Name: David O. Team
By:	/s/ MARK A. GRIFFITH Name: Mark A. Griffith
LNR Property Corporation
By:	/s/ SHELLY RUBIN Name: Shelly Rubin Title: Chief Financial Officer

Exhibit Index

Exhibit Number	Description
(a)(1)	Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 3, 2005 (incorporated herein by reference).
(a)(2)	Press Release issued by LNR Property Corporation on August 29, 2004 (incorporated herein by reference to Schedule DEFA14A filed by LNR Property Corporation on August 31, 2004).
(b)(1)
Financing Commitment Letter of Deutsche Bank AG, Deutsche Bank Securities Inc. and Goldman Sachs Mortgage Company, dated September 21, 2004 (incorporated herein by reference to Exhibit (b)(1) to Schedule 13E-3 dated October 14, 2004).
(b)(2)	Mezzanine Financing Commitment letter of Madeleine L.L.C., dated August 29, 2004 (incorporated herein by reference to Exhibit (b)(2) to Schedule 13E-3 dated October 14, 2004).
(c)(1)	Opinion of Greenhill & Co. Inc., dated August 27, 2004 (incorporated herein by reference to Appendix B to the Proxy Statement).
(c)(2)
Materials presented by Greenhill & Co. Inc., dated August 27, 2004, to the Board of Directors of LNR Property Corporation (incorporated herein by reference to Exhibit (c)(2) to Schedule 13E-3 dated October 14, 2004).
(c)(3)
Materials presented by Greenhill & Co. Inc., dated August 24, 2004, to the Special Committee of the Board of Directors of LNR Property Corporation (incorporated herein by reference to Exhibit (c)(3) to Schedule 13E-3 dated December 27, 2004).
(c)(4)
Materials presented by Greenhill & Co. Inc., dated June 9, 2004, to the Board of Directors of LNR Property Corporation (incorporated herein by reference to Exhibit (c)(4) to Schedule 13E-3 dated December 27, 2004).
(c)(5)
Materials presented by Greenhill & Co. Inc., dated June 3, 2004, to the Special Committee of the Board of Directors of LNR Property Corporation (incorporated herein by reference to Exhibit (c)(5) to Schedule 13E-3 dated December 27, 2004).
(c)(6)
Materials presented by Greenhill & Co. Inc., dated May 28, 2004, to the Special Committee of the Board of Directors of LNR Property Corporation (incorporated herein by reference to Exhibit (c)(6) to Schedule 13E-3 dated December 27, 2004).
(c)(7)
Materials presented by Greenhill & Co. Inc., dated May 17, 2004, to the Special Committee of the Board of Directors of LNR Property Corporation (incorporated herein by reference to Exhibit (c)(7) to Schedule 13E-3 dated December 27, 2004).
(c)(8)
Materials presented by Greenhill & Co. Inc., dated April 21, 2004, to the Board of Directors of LNR Property Corporation (incorporated herein by reference to Exhibit (c)(8) to Schedule 13E-3 dated December 27, 2004).
(d)(1)
Plan and Agreement of Merger, dated as of August 29, 2004, by and among LNR Property Corporation, Riley Property Holdings LLC and Riley Acquisition Sub Corp. (incorporated herein by reference to Appendix A to the Proxy Statement).
(d)(2)
Voting Agreement, dated as of August 29, 2004, by and among Riley Property Holdings LLC, LNR Property Corporation and certain stockholders of LNR Property Corporation identified therein (incorporated herein by reference to Exhibit 99.2 to the Form 8-K filed by LNR Property Corporation on September 1, 2004.)

(d)(3)
Change in Control Agreement, dated April 22, 2004, by and between LNR Property Corporation and Stuart A. Miller (incorporated herein by reference to Exhibit 10.1 to the Schedule 10-Q filed by LNR Property Corporation on July 15, 2004).
(d)(4)
Change in Control Agreement, dated April 22, 2004, by and between LNR Property Corporation Property Corporation and Jeffrey P. Krasnoff (incorporated herein by reference to Exhibit 10.2 to the Schedule 10-Q filed by LNR on July 15, 2004).
(d)(5)
Change in Control Agreement, dated April 22, 2004, by and between LNR Property Corporation Property Corporation and Ronald E. Schrager (incorporated herein by reference to Exhibit 10.3 to the Schedule 10-Q filed by LNR Property Corporation on July 15, 2004).
(d)(6)
Change in Control Agreement, dated April 22, 2004, by and between LNR Property Corporation Property Corporation and Robert B. Cherry (incorporated herein by reference to Exhibit 10.4 to the Schedule 10-Q filed by LNR Property Corporation on July 15, 2004).
(d)(7)
Change in Control Agreement, dated April 22, 2004, by and between LNR Property Corporation and Shelly Rubin (incorporated herein by reference to Exhibit 10.5 to the Schedule 10-Q filed by LNR Property Corporation on July 15, 2004).
(d)(8)
Change in Control Agreement, dated April 22, 2004, by and between LNR Property Corporation and Mark A. Griffith (incorporated herein by reference to Exhibit 10.6 to the Schedule 10-Q filed by LNR Property Corporation on July 15, 2004).
(d)(9)
Change in Control Agreement, dated April 22, 2004, by and between LNR Property Corporation and David O. Team (incorporated herein by reference to Exhibit 10.7 to the Schedule 10-Q filed by LNR Property Corporation on July 15, 2004).
(d)(10)
Equity Commitment Letter of Cerberus Capital Management, L.P. and Cerberus Capital Management II, L.P., dated August 29, 2004 (incorporated herein by reference to Exhibit 3 to Schedule 13D filed by Riley Property Holdings LLC on September 9, 2004)
(d)(11)
Equity Commitment Letter of Stuart A. Miller, The LM Stuart Miller Irrevocable Trust u/a 10/6/94, MFA Limited Partnership and The Miller Charitable Fund, L.P., dated August 29, 2004 (incorporated herein by reference to Exhibit (d)(11) to Schedule 13E-3 dated October 14, 2004).
(d)(12)	Equity Commitment Letter of Jeffrey P. Krasnoff, dated August 29, 2004 (incorporated herein by reference to Exhibit (d)(12) to Schedule 13E-3 dated October 14, 2004).
(d)(13)	Equity Commitment Letter of Robert B. Cherry, dated August 29, 2004 (incorporated herein by reference to Exhibit (d)(13) to Schedule 13E-3 dated October 14, 2004).
(d)(14)	Equity Commitment Letter of Ronald E. Schrager, dated August 29, 2004 (incorporated herein by reference to Exhibit (d)(14) to Schedule 13E-3 dated October 14, 2004).
(d)(15)	Equity Commitment Letter of David O. Team, dated August 29, 2004 (incorporated herein by reference to Exhibit (d)(15) to Schedule 13E-3 dated October 14, 2004).
(d)(16)	Equity Commitment Letter of Mark A. Griffith, dated August 29, 2004 (incorporated herein by reference to Exhibit (d)(16) to Schedule 13E-3 dated October 14, 2004).
(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to the Proxy Statement).
(g)	None.

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Introduction
SIGNATURE
Exhibit Index